SIPC-7 SECURITIES INVESTOR PROTECTION CORPORATION **SIPC-7**

P 0 Box 92185 Washington. D C 20090-2185
202-371.8300

General Assessment Reconciliation

(33-REV 10t

Fer ti)e [1]iscal year ended 12:31,'2015

care·.vy Ire ፣;siructions WOrkir19 C:cpy before c.c7.plat PO In

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member. address Designated Examining Adthorly 1934 Act tegislratior no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

1/•12——1251"•••••"•""""**"ALL FOR AADC 940
066849 EINRA DEC
N4 FINANCIAL INC
1900 ()FARRELL ST STE 145
SAti MATEO CA 944103-T373

7 Note: It any of the inloimalion snown on the mailing label requires correction, please e·mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to .oritatct resoectino this form

Mark Rogers 415 738-6220

2 A. General Assessment totem 2e from page 2' 0

B. Less payment made with SIPC•6 tiled (exclude Interest, 0

Date Paid

C. Less prior overpayment applied 0

D Assessment balance due or (overpaymentl

E. Interest computed on late payment Isee instruction Et for _days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward' $0

PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total 'must be same as F above) SO

H Overpayment carried forward $1 0

3 Subsidiaries (SI and predecessors (Pt ;ncluded in this form igIve name and 1934 Act registration number'

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true. correcr and complete

N4 Financial, Inc.

Dated the **22** **day 0i January** 20 **16** **President** EO

This form and the assessment payment is due 60 days after the end of the fiscal year- Retain the Working Copy of this form ton a period of not less than 6 years, the latest 2 years In an easily accessible place.

SIPC REVIEWER

Dates Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

r'sposition of exceptions:

DETERMINATION OF *SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the t:erion
beginning 11112015
and ending 1211 2015

Item No. | Eliminate cents

2a Total revenue (FOCUS Line 12 Parr HA Line 1 Code 40301	5 252
2b Adoitions	
irl Iota; revenues from Int securities business at sAsidives ielcept foreign subs:O;ariesi and predecessors not included above	
121 Net loss from principal transactions in securities in l'adIng accounts	
131 Net loss t•om principal transactions in commodities In trading accounts.	
141 Interest and dividend expense deducted in determining item 2a.	
15, Nat toss Hem management of or participation in the underwriting or distribution of securities.	
6i Expenses other than advertising, printing. registration tees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
171 Net ioss from securities in investment accounts.	
Total additions	252
2c. Deductions	
tit Revenues from the distribution of shares at a registered open end investment company or unit investment trust. from the sale of variable annuities. Horn the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
3; Commissions. Hoot brokerage and clearance paid to other SIPC members in connection with securities transactions	
irt) Reimbursements for postage in connection with proxy soticitation	
(5) Net gair from securities in investinent accounts.	
161 100% of commissions and markups earned from transactions in tit certificates of deposit and int Treasury bills. bankers acceptances or commercial paper that mature nine months or less trom issuance date	
171 Direct expenses al printing advertising and legal tees incurred in connection with other revenue related to the securities business (revenue defined by Section 16i9I(L) of the Act).	
{8(Other revenue not related either directly or indirectly to ine securities business (See Instruction Cr	
Interest	252
;Deductions in excess of $100.000 require documentation)	
91 'ii Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2bi4i abovet but not in excess of total interest and dividend income	
ii 40% of margin interest earned an customers securities accounts 140% at FOCUS line 5. Cccie 39601.	
Enter the greater of line ill or	0
Total deductions	252
2d SIPC Net Operating Revenues	$
2e General Assessment @ 0025	$ 0
	Ito page 1, line 2.A

I